Exhibit 3

This Form ATS-N amendment is an amendment to Part II, Items 7.a., 7.b. and 7.c., and Part III, Items 8.a., 11.c. (including ATS-N Part 3, ITM), and 14.a. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part II, Item 7.a.

A. General

Confidential trading information of participants of the Negotiation ATS may consist of:

* The identity of participants
* Orders transmitted to the Negotiation ATS by or on behalf of a participant
* Trades executed in the Negotiation ATS by a participant.

In the response to Item 7.d. of this Part III, we describe the access to these categories of information by Liquidnet employees and on-site consultants.

In this response we address the following topics:

* External disclosure of identity of participants
* External disclosure of order and trading information
* Controls and procedures relating to access to and use and disclosure of trading information.

B. Identity of participants

LNI maintains the anonymity of all Members and customers.

C. Order and trading information

Intra-day execution alerts through Liquidnet 5

Members and buy-side customers elect whether LNI can report their trades through Liquidnet 5 intra-day. A report for a trade consists of the symbol, price, quantity and date for the trade. Since only Members have access to Liquidnet 5, only Members can view these reports. Any Member can view these reports but only if the Member has transmitted an indication to LNI in the applicable symbol during that day and the Member has opted-in to this service (i.e., LNI reporting the participants trades through Liquidnet 5 intra-day) through Liquidnet Transparency Controls. Other participants (Liquidnet Capital Markets customers) cannot opt-out from having their trades included in these alerts.

Historical execution alerts through Liquidnet 5

Members and buy-side customers elect whether LNI can report their trades through Liquidnet 5 during the period between T+1 and T+5. A report for a trade consists of the symbol, price, quantity and date for the trade. Since only Members have access to Liquidnet 5, only Members can view these reports. Any Member can view these reports but only if the Member has opted-in to this service (i.e., LNI reporting the participants trades through Liquidnet 5 during the period between T+1 and T+5) through Liquidnet Transparency Controls. Other participants (Liquidnet Capital Markets customers) cannot opt-out from having their trades included in these alerts.

End-of-day Bloomberg advertising

LNI aggregates its daily aggregated volume in individual stocks through Bloomberg for posting after the close of trading. A Member or buy-side customer can choose, via Liquidnet Transparency Controls, whether or not to have its firms executions included within this daily aggregated advertising through Bloomberg. Executions involving a Liquidnet Capital Markets customer are excluded from this daily aggregated advertising.

Execution reporting by LNI personnel

LNI sales and trading personnel can disclose historical symbol-specific execution data to attract additional block liquidity from existing participants and to attract prospective participants. However, LNI does not disclose symbol-specific execution data between trade date and T+20 unless each Member or buy-side customer that is party to the trade has opted in to such usage through Liquidnet Transparency Controls. Execution data on or prior to T+20 can only be disclosed to Members and buy-side customers.

Liquidnet community trade advertising

Community trade advertising refers to any trade advertising that is limited to Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades and instead opt-in to one of the following: end-of-day community advertising; or community advertising on T+21 (21 trading days after trade date).

Since only Members have access to Liquidnet 5, only Members can view trade advertising through Liquidnet 5, but Members and customers can view other types of community trade advertising. LNI may restrict a Member or customer from viewing community trade advertising based on the Members or customers Transparency Controls elections.

External trade advertising

External trade advertising refers to any trade advertising that is not limited to existing and prospective Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. After T+20, LNI can disclose executed trades to prospective Members and customers, regardless of whether the parties to the trade have opted-in to external advertising.

Liquidnet Capital Markets customers

LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.

Additional detail on trade advertising

Trade advertising is restricted if the Transparency Controls setting of either or both parties to the trade would restrict that advertising. For both Liquidnet community and external advertising, an advertising time threshold permits advertising any time at or after that threshold. For example, electing end-of-day advertising permits advertising end-of-day and T+1 and after. Advertising for a trade consists of the symbol, price, quantity and date for the trade.

A participants time delay for Liquidnet community advertising cannot be longer than its time delay for external advertising. For example, if a participant is opted-in to end-of-day external advertising, a participant can only elect intra-day or end-of-day Liquidnet community advertising.

Changes to Transparency Controls

The information in this Form ATS-N filing reflects changes to Liquidnet Transparency Controls that LNI expects to implement within 30 days after the effective date of this Form ATS-N filing. LNI will provide advance notice to all participants of the effective date for these changes.

The following is a description of how the changes to Liquidnet Transparency Controls relating to data usage impact Members and customers that made elections through Liquidnet Transparency Controls prior to the date of the planned changes:

* For Liquidnet community advertising, existing Members and customers will be defaulted to the shorter time delay of their existing Transparency Controls settings for Liquidnet Desktop and Account Servicing Personnel Advertising, except that a participants time delay for Liquidnet community advertising cannot be longer than its time delay for external advertising.

*Existing Member and customers will be defaulted to intra-day external advertising if they are currently opted-in to end-of-day Bloomberg advertising and will be defaulted to off for external advertising if they are currently opted-out from end-of-day Bloomberg advertising.

Disclosure to 3rd-party vendors

LNI discloses execution data to certain 3rd-party vendors that provide services to the H2O ATS and are subject to contractual non-disclosure obligations. Examples of these vendors are LNIs clearing firm and a vendor that has developed software to display participant-specific risk management data in a graphical manner to Liquidnet support personnel.

Disclosure of aggregated data

LNI discloses certain aggregated trading data to participants and other third-parties. Aggregated data is not symbol-specific. Aggregated data is broken out by one or more of the following categories: sector; index; and market cap category (micro, small, mid and large).

Reports to participants relating to their own trading activity

LNI provides certain reports to participants relating to their own trading activity. For example, upon request, LNI provides to a participant on T+1 a report that includes all orders created by the participant the prior trading day and, for each order, whether at least one Member received a targeted invitation and whether there was a resulting execution. The purpose of this report is to assist participants in assessing the impact of Liquidnet functionality on execution quality.

D. Controls and procedures relating to trading information

Liquidnet has implemented various safeguards and procedures to protect the confidential trading information of participants in the Negotiation ATS. This response provides a summary of these procedures.

Access to internal applications

Liquidnet has implemented procedures for employees requesting access to applications that contain confidential participant information. An employee requesting access to an application that contains confidential participant information must request approval from his or her manager. If the manager approves the request, the manager must notify the gatekeeper for the application, as designated by Liquidnet. The gatekeeper manages access entitlements for the relevant application. The gatekeeper must notify Liquidnets Security and Risk Management (SRM) group. The manager must provide an explanation for any requested access. A manager cannot approve an access request unless the manager determines that: (i) the employee requires the requested access for the performance of his or her responsibilities on behalf of Liquidnet; (ii) providing the requested access will not adversely impact one or more Liquidnet participants; and (iii) Liquidnet has provided disclosure to its participants that would cover the requested access. SRM must sign-off on any new access entitlements. Compliance conducts oversight of this process. An employees access to an application continues until terminated by Liquidnet. SRM manages a process that involves the periodic review by each manager of the current access entitlements of the employees in the managers group to verify that existing authorizations are still appropriate.

Annual SSAE18 SOC2 and ISO 27001 assessments

Each year, Liquidnet engages an outside auditor to assess the suitability and implementation of Liquidnets information security controls. This assessment includes a review of Liquidnets processes and procedures for protecting the confidentiality of participant trading information. The report of this assessment (called an SSAE18 SOC2 assessment) is posted on the Liquidnet Member website and available to our participants at any time. Liquidnet also provides a copy of the assessment to participants upon request.

SSAE is the Statement on Standards for Attestation Engagements, which is overseen by The American Institute of Certified Public Accountants (AICPA) and more specifically the Auditing Standards Board (ASB). The SOC 2 report evaluates the business information systems that relate to security, availability, processing integrity, confidentiality and privacy.

Liquidnet also obtains an annual ISO 27001 certification. ISO 27001 is a framework of policies and procedures that includes all legal, physical and technical controls involved in an organizations information risk management processes. According to the ISO 27001 documentation, ISO 27001 was developed to provide a model for establishing, implementing, operating, monitoring, reviewing, maintaining and improving an information security management system. Organizations can become ISO 27001 certified by undergoing a third-party assessment by an accredited auditor. Liquidnet engages an outside auditor to confirm that it has implemented information security compliant with ISO 27001. Liquidnets ISO 27001 certification is posted on the Liquidnet participant website and available to our participants at any time. Liquidnet also provides a copy of the certification to participants upon request.

Employee trading policies and review

Liquidnet requires all employees to report their brokerage accounts to the Compliance Department. Liquidnet prohibits employees from trading individual equities, subject to certain exceptions (for example, trading in an account managed by a third-party; or sale of stock acquired prior to employment by Liquidnet). Liquidnet prohibits participation in initial public offerings as well as trading of equity options and other equity derivatives. Liquidnet permits trading in ETFs but requires a minimum holding period. Liquidnets Compliance Department uses a third-party software product to assist in monitoring for employee compliance with Liquidnets policies related to employee trading. Liquidnet requires employees to provide confirmations and statements for their equity and ETF trading accounts. For confirmations and statements received electronically through the third-party software product, the third-party software product validates compliance with Liquidnets trading policies; for confirmations and statements received by mail, Liquidnets Compliance Department personnel monitor for compliance with Liquidnets trading policies. Employees who violate Liquidnets employee trading policies are subject to sanction, including potential termination of employment.

E-mail, IM and correspondence review

Liquidnet has policies for review of email, IM and other correspondence sent by registered Liquidnet employees. These reviews, which are conducted by Liquidnets business managers (with oversight by Compliance), include a review for any communications that could evidence misuse of customer information in violation of Liquidnet firm policy. Liquidnet maintains a record of all email, IM and other correspondence sent and received; these records are available for review by Liquidnet personnel as required in response to a regulatory inquiry or in connection with an internal review.

Supervisory process

Liquidnet supervisory personnel are required to certify on a monthly basis that any use of customer data within the supervisors business unit is in compliance with Liquidnet firm policy. Liquidnet personnel are only permitted to use customer data for the purpose of performing their respective business functions as described in the response to Item 7.d. of this Part II.

Trading Rules and Order Handling Q&A

The Liquidnet Trading Rules describe the various job functions within Liquidnet and the permitted access to and use of trading data by the employees performing each job function. Liquidnet employees are made aware of and required to comply with any limitations on access set forth in the Trading Rules. Such limitations are described in the response to Item 7.d. of this Part II. Supervisory personnel are required to monitor for compliance with these access limitations. These restrictions also are set forth in the Order Handling Q&A document, which Liquidnet updates on a quarterly basis and makes available to all participants.

Security and risk management department

Liquidnets Security and Risk Management (SRM) Department has responsibility for security and risk management functions at Liquidnet, which includes maintaining the security of customer trading information.

Pre-employment screening

Liquidnet conducts a pre-employment screening of employees for inconsistencies in application and resume information. After an offer is accepted, a criminal background screening may be conducted, subject to compliance with regulatory restrictions. All registered representatives must consent to a Pre-Registration Review.

Training and security awareness

SRM conducts onboarding and ongoing training for employees in Liquidnets information security policies and best practices.

System access controls

Liquidnet has instituted technological controls on access to trading information, including user name and password controls, secure remote access with two-factor authentication, access control lists on systems and networks, and network segmentation. These controls are evaluated on an annual basis by an external party, and included in an SSAE18 report and ISO 27001 certification, which are available to our participants and regulators.

Keycard controls and video surveillance

Liquidnets offices are equipped with keycard access controls and video surveillance. Liquidnets data centers are protected with a combination of keycard, biometric and video surveillance systems.

Monitoring of data transmission

All e-mail, web traffic and information copied to removable storage is monitored by a data leakage protection system, which provides alerts to the SRM Department should confidential information be detected in these communication channels.

Firewall and IDS protection

Liquidnets external network perimeters are protected by firewalls and intrusion detection systems. Liquidnet engages a third party consultant to perform annual external network security assessments.

Liquidnet Transparency Controls

Liquidnet makes available to Members and buy-side customers a web-based system known as Liquidnet Transparency Controls. Liquidnet Transparency Controls allows Members and buy-side customers to view details about the liquidity sources with which they interact and the products and services they participate in that utilize their trading information. Members and buy-side customers use the tool to make elections relating to certain liquidity sources and products and services that access the participants trading information. See the response to Item 14 of Part III for additional detail regarding Liquidnet Transparency Controls.

Part II, Item 7.b.

Liquidnet Transparency Controls (referenced in the response to Item 7.a. of this Part II) involves two categories of settings: one category of setting relates to liquidity sources; the other category of setting relates to data usage. This response focuses on the settings in Liquidnet Transparency Controls that relate to data usage.

There are ~~five~~four settings in Liquidnet Transparency Controls that relate to data usage, as follows:

~~* **Bloomberg advertising**. A participant elects whether LNI can include the participants executions in the aggregated symbol-level volume that LNI reports to Bloomberg end-of-day.~~
~~* **Intra-day execution alerts via Liquidnet 5**. A participant elects whether LNI can report the participants trades through Liquidnet 5 intra-day. A report for a trade consists of the symbol, price, quantity and date for the trade. Since only Members have access to Liquidnet 5, only Members can view these reports. Any Member can view these reports but only if the Member has transmitted an indication to LNI in the applicable symbol and the Member has opted-in to this service (i.e., LNI reporting the participants trades through Liquidnet 5 intra-day) through Liquidnet Transparency Controls.~~
~~* **T+1 through T+5 execution reporting via Liquidnet 5**. A participant elects whether LNI can report the participants trades through Liquidnet 5 during the period between T+1 and T+5. A report for a trade consists of the symbol, price, quantity and date for the trade. Since only Members have access to Liquidnet 5, only Members can view these reports. Any Member can view these reports but only if the Member has opted-in to this service (i.e., LNI reporting the participants trades through Liquidnet 5 during the period between T+1 and T+5) through Liquidnet Transparency Controls.~~
~~A participant elects whether LNI personnel can notify other LNI participants of trades executed by the participant through LNI.~~

* Liquidnet community advertising. Liquidnet community advertising refers to any trade advertising that is limited to Liquidnet Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades and instead opt-in to one of the following: end-of-day community advertising; or community advertising on T+21 (21 trading days after trade date).
* External trade advertising. External trade advertising refers to any trade advertising that is not limited to Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. After T+20, LNI can disclose executed trades to prospective Members and customers, regardless of whether the parties to the trade have opted-in to external advertising.
* Execution Consultant access to execution data. By default, Execution Consultants can view all executions by the participants that they cover, regardless of the order type. A Member or customer can elect through Liquidnet Transparency Controls to restrict Execution Consultants to only view the Members or customers algo executions (including surge capture and residuals).

*** Targeted invitations.** A Qualifying Member elects whether to receive targeted invitations through Liquidnet 5. Participation in this functionality is subject to opting-in through Liquidnet Transparency Controls because the sender of a manual targeted invitation is notified whether there is at least one recipient for the targeted invitation.

The only participants that can make these elections through Liquidnet Transparency Controls are Members and buy-side customers. Liquidnet Capital Markets customers cannot make elections through Liquidnet Transparency Controls and cannot opt-out from Bloomberg advertising, intra-day and historical (T+1 through T+5) execution reporting via Liquidnet 5, and execution reporting via LNI account servicing personnel.LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.

Participants cannot opt-out from execution reporting via LNI account servicing personnelLiquidnet community advertising after T+20. In other words, after T+20, LNI can disclose any executions to any partyexisting or prospective Member or customer.

Regardless of any opt-in, LNI does not identify the participant in any of the communications described above.

Part II, Item 7.c.

~~If a participant has previously opted-in to one of the categories of data usage described in the response to Item 7.b. above, the participant can opt-out of the data usage by updating the participants election through the Liquidnet Transparency Controls website.~~A participant can update any existing default or election in Liquidnet Transparency Controls by updating the Liquidnet Transparency Controls website or by instructing its sales or trading coverage to implement the requested change.

Part III, Item 8.a.

Minimum order size for all orders

The minimum match and execution size in the Negotiation ATS is the least of the following amounts:

* 5,000 shares
* 5% of ADV for the stock
* $200,000 principal value.

We refer to this as the minimum negotiated execution size. For this purpose, ADV means the average daily trading volume in the stock for the 30 prior trading days.

In the case of a continuing negotiation after a partial execution, the minimum negotiated execution size is the lesser of (i) the minimum negotiated execution size set forth above, and (ii) the remaining unexecuted quantity of the side with the lower remaining unexecuted quantity.

The order size for an order in the Negotiation ATS cannot be less than the minimum negotiated execution size.

Minimum size for negotiation orders

A Member can set tolerance parameters for manual negotiation. Tolerance parameters filter a Member from matching with contras with a size that is below the Members tolerance as determined by these parameters.

Tolerance

A trader is matched with a contra only if the working quantity of each trader is at or above the other traders minimum tolerance quantity (or tolerance). A traders tolerance on an indication represents the minimum working quantity in shares that a contra must have for the trader to be matched against that contra. Tolerance is intended to protect a trader from being matched and negotiating with a contra whose working quantity is too small.

A traders tolerance on an indication equals the lowest of the following three quantities:

* ***Working quantity tolerance.*** The traders working quantity on the indication multiplied by the traders working quantity tolerance percentage.
* ***ADV tolerance percentage.*** The ADV of the stock multiplied by the traders ADV tolerance percentage.
* ***Default maximum tolerance.*** The default maximum tolerance for US equities, which is ~~35,000 shares~~the minimum negotiated execution size.

As of the date that LNI changes the default maximum tolerance from 35,000 shares to the minimum negotiated execution size:

* LNI will set the minimum negotiated execution size as the default maximum tolerance for any trader that had a default maximum tolerance of 35,000 shares immediately prior to the effective date of this filing.
* LNI will not change the pre-existing default maximum tolerance for any trader that had a default maximum tolerance above 35,000 shares immediately prior to the effective date of this filing.

Working quantity and ADV tolerance percentages

Through Liquidnet 5, a trader can adjust his or her default working quantity tolerance percentage or default ADV tolerance percentage, or each of them, to a percentage, ranging from 1% to 25%. The default tolerance percentages apply to all of a traders indications, unless the trader overrides the defaults for a specific indication (as described below). For new Members, LNI sets the default working quantity and ADV tolerances at 3% for each trader.

A trader can also request that LNI disable ADV tolerance, in which case ADV tolerance would not apply to the traders indications.

Maximum tolerance

Members have the following options with respect to maximum tolerance:

* A Member can determine whether the maximum tolerance should be applied.

* If a Member determines that the maximum tolerance should be applied, the Member can choose to keep the default maximum tolerance set by LNI, or the Member can choose to increase ~~or decrease~~ the maximum tolerance.

* If the Member wants to change the default maximum tolerance, the Member can choose to set the maximum tolerance based on number of shares or based on principal value.

A Member should contact its Sales coverage or Member Services for a ~~list~~report of its current maximum tolerance, if any, and to request any modifications, or to request that the maximum tolerance be enabled or disabled. Maximum tolerance is set at the Member level.

If a trader is set to the default maximum tolerance, this is the equivalent of not applying any tolerance other than the minimum negotiated execution size.

Adjusting tolerance for an indication

A trader can adjust his or her tolerance for an indication through Liquidnet 5 by taking any of the following actions for the indication:

* Adjusting the tolerance share number
* Adjusting the tolerance principal value
* Adjusting the working quantity tolerance percentage
* Adjusting the ADV tolerance percentage.

If the trader adjusts any of these parameters, the system will use that parameter as the traders tolerance, except that the tolerance cannot exceed 25% of the traders working quantity on the indication or 25% of ADV (unless the trader has disabled ADV tolerance for all indications). If a trader adjusts a parameter and the adjustment does not cause the traders adjusted tolerance value to exceed 25% of working quantity (and 25% of ADV, where applicable), and a subsequent execution or other event causes the adjusted tolerance value to exceed 25% of the traders working quantity, the system will compute the traders tolerance based on his working quantity (and, where applicable ADV) tolerance percentages that were in place prior to the tolerance adjustment.

See the response to Item 11.c. of this Part III for additional detail regarding tolerance.

Minimum size for participant parent orders

For the following parent order types, a participant can set a minimum execution size that is at or above the minimum negotiated execution size: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitation orders. See the response to Item 11.c. of this Part III for additional detail.

Maximum order size

LNI applies certain maximum order size controls for risk control purposes. The Negotiation ATS limits the principal value of any execution to $150 million.

Members can set hard and soft per order quantity limits through Liquidnet 5 to protect against order entry error. The following options are available:

* *By trader.* Each trader can set his or her quantity limits.

* *Hard or soft limit.* A trader can set a hard limit or a soft limit. With a hard limit, a trader cannot submit a negotiation proposal or create a Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order (a Member order) that exceeds the traders designated limit. With a soft limit, the system notifies the trader when he or she enters a price and quantity for a negotiation proposal or a Member order that exceeds his or her designated limit, but the trader can proceed to submit the negotiation proposal or create the Member order.

* *Shares or principal value.* A trader can designate a maximum share limit or a maximum principal value limit.

The Liquidnet EMS provides for maximum size controls relating to principal value, share limit and order size as a percentage of ADV (in shares).

Notwithstanding any maximum size control set through Liquidnet 5 or the Liquidnet EMS, the principal value of an execution in the Negotiation ATS can never exceed $150 million.

Part III, Item 11.c.

A. Order types

See the response to Item 7.a. of this Part III.

B. Background information and definitions

This section provides background information and definitions that apply to the order types described in Item 7.a. of this Part III.

(i)   Positive action rate

Positive action means going active on a match, sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action.

(ii)   Mid-peg instructions; price constraints

General

The Negotiation ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask), the Negotiation ATS will not execute the order. If the spread is zero, the Negotiation ATS will only execute the order if at least one side of the trade is participating in a manual negotiation or has created an automated negotiation order.

Mid-peg instruction

A mid-peg instruction may or may not apply for an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Regardless of whether a mid-peg instruction applies for the parent order, an LPC order always has a mid-peg instruction. In other words, the LPC will not purchase above the mid-price or sell below the mid-price.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* *Buy order.* Lower of the limit price of the order and the mid-price
* *Sell order.* Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

When transmitting an LPC order to the Negotiation ATS, LNI complies with any price constraints of the parent order.

(iii)   Not-held orders

LNI handles all orders on a not held basis, unless otherwise expressly instructed by the participant. This means that LNI is not held to seek immediate execution of the order but instead uses its judgment to seek best execution of the order consistent with the participants instructions. In this Form ATS-N, a limit order refers to a not held order where the participant specifies a maximum purchase or minimum sale price; a market order refers to a not held order where the participant does not specify a maximum purchase or minimum sale price.

C. Matching, negotiation and execution process

(i) Indication matching functionality

See the response to Item 7.a. of this Part III.

(ii) Minimum quantity for matching and negotiation (tolerance)

See the response to Item 8 of this Part III.

(iii) Tolerance

Matching based on tolerance

A trader is matched with a contra only if the working quantity of each trader is at or above the other traders minimum tolerance quantity (or tolerance). A traders tolerance on an indication represents the minimum working quantity in shares that a contra must have for the trader to be matched against that contra. Tolerance is intended to protect a trader from being matched and negotiating with a contra whose working quantity is too small. See the attached ATS-N Part3 ITM for additional detail regarding tolerance.

(iv) Active, passive and outside status

Active and passive status

An indication that is in the pool can have a status of passive or active. Unless otherwise configured for a trader, all indications have an initial default status of passive. A trader can indicate that he or she is ready to receive an initial proposal to negotiate by changing the status of his or her indication from passive to active. This is also known as going active. The indication that is made active is known as an active indication. The active status is displayed to the contras on a match. Going active is not a binding bid or offer.

Active by default

Traders have the option of making indications active by default by contacting Liquidnet Product Support.

Manually changing status from outside

A trader can manually change the status of an indication from outside to active, but not from outside to passive.

Carrying over status to the next trading day

LNI makes available to Members a configuration where the status of the Members indications (active, passive or outside) are carried over to the next trading day.

Defaulting indications to outside

Liquidnet makes available to Members various configuration rules that default specific types of indications to outside. These rules can include, for example, defaulting to outside: indications with market-on-open instructions; indications with market-on-close instructions; or indications that are part of a portfolio or program list.

Match pop-up when a contra goes active

If a trader has previously closed a match pop-up, a match pop-up will reappear if the contra goes active. A trader can close this match pop-up at any time. A trader also can request that LNI disable all match pop-ups for the trader from displaying upon the contra going active.

Functionality to automatically convert un-matched indications from active to passive under certain circumstances after set time period

At present, LNI defaults each Members active indications to convert to passive in either of the following circumstances:

* 180 seconds after a match breaks
* 180 seconds after a Member makes an un-matched indication active, providing that indication remains un-matched.

Members can override these default configurations upon notice to Liquidnet.

Members can choose to be configured to convert active indications to passive if the mid-price increases (or decreases) by 35 basis points or more from the time that a Member went active on a buy (or sell) indication.

(v)   Prioritization of contras

16

See the response to Item 7.a. of this Part III.

(vi)   Negotiations

Starting a negotiation; submitting an initial proposal

When the system notifies a trader of an active contra for a security, the trader can start a negotiation for that security by specifying a price and negotiation quantity and submitting a bid or offer. This is also referred to as submitting an initial proposal.

When a trader submits an initial proposal in response to an active indication, he or she is making a firm bid or offer. A trader can only submit a proposal on any match to one contra at a time. If a trader submits an initial proposal when the status of his or her indication is passive, the status of the traders indication is converted to active. A trader can only submit an initial proposal to a contra who is active.

Submitting an initial proposal from the match pop-up screen or the negotiation room

A trader can submit an initial proposal from the match pop-up screen or from the negotiation room. If a trader does not have a match pop-up displayed for a match, and the contra is active, a trader can open the negotiation room or open the match pop-up screen to submit an initial proposal.

Negotiation quantity

Negotiation quantity is the quantity set by a trader when he or she makes a bid, offer, counter-bid or counter-offer or agreed to by a trader when he or she accepts a bid, offer, counter-bid or counter-offer. A traders negotiation quantity defaults to his or her working quantity at the start of a negotiation, but the trader can modify his or her negotiation quantity before submitting a bid, offer, counter-bid, or counter-offer.

Bids and offers (proposals)

Liquidnet negotiations are anonymous one-to-one negotiations through which traders submit bids and offers to each other. The first bid or offer in a negotiation is submitted when one trader submits an initial proposal. Subsequent bids and offers may be submitted as counter-bids or counter-offers in the negotiation. Bids and offers are sometimes referred to as proposals.

A trader (or a group of traders, as described below) may only enter into a negotiation with respect to a specific indication with one contra at a time.

Prices specified in proposals are limit prices.

Priced, mid-peg and closing price proposals

There are three types of negotiation proposals: priced; mid-peg; and closing price. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by Liquidnet, as described in this Form ATS-N. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation. After the close of the regular trading session, only closing price proposals can be submitted during a negotiation.

Responding to an initial proposal

When a trader submits an initial proposal, the system displays a match pop-up to the trader at the contra Member firm notifying the contra of the initial proposal. Upon receipt of the initial proposal, the trader at the contra Member firm can adjust his or her quantity (the negotiation quantity) and also take one of the following actions:

* Seek to execute against the proposal
* Submit a counter-proposal
* Decline the proposal.

However, a contra cannot submit a counter-proposal in response to a mid-peg invitation.

Chat

Traders can send messages to each other during a negotiation via the chat feature. A chat message does not constitute a proposal, acceptance, cancellation or similar event. A trader cannot send a chat message along with or in response to a mid-peg proposal.

Providing reason for a decline

When declining a proposal (including a mid-peg proposal), a trader must specify a decline reason. The system provides default reasons; traders can modify the list of default reasons through the settings area of the desktop application.

Canceling a proposal

After a trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, Liquidnet encourages the trader to send a chat notice to the contra).

If a trader cancels a proposal, he or she can resubmit another proposal.

Counter-proposals

A trader can submit a counter-proposal in response to a priced proposal by specifying a negotiation quantity and price (or mid-peg) and submitting. If a trader submits a counter-proposal, the trader receiving the counter-proposal has the same options as above upon receipt of an initial proposal.

Declining a proposal or ending a negotiation

If a trader declines a proposal or ends a negotiation, it terminates the current negotiation.

Time limit

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

Either trader can submit a proposal in a negotiation after one of the traders has failed to respond to a proposal within the applicable time limit. After a time expiration, if the two traders submit a proposal at the same price and within each others tolerances, and prior to either trader receiving the other traders proposal, the second proposal received by the Liquidnet back-end software will be treated as an accept.

The timer for any proposal starts when the Liquidnet back-end software confirms that the contra has received the proposal. Any acceptance, to be effective, must be received by the Liquidnet back-end software prior to the expiration of its 30-second (or 20-second) clock.

Minimum tolerance quantities during negotiations

A trader specifies a negotiation quantity each time he or she submits a proposal. If a trader submits a negotiation quantity that is below the traders own minimum tolerance for the associated indication, the system reduces the traders tolerance for the indication to this negotiation quantity.

If the negotiation quantity submitted by a contra is below a traders minimum tolerance, Liquidnet notifies the trader that the contras proposal is below the traders tolerance. Commencing with Liquidnet 5.9, this notification is provided by displaying to the trader the possible execution sizes as the range between (i) the minimum negotiated execution size for US equities, and (ii) the traders minimum tolerance for the indication.

The contra then has the same options as he would have in response to any other proposal.

A traders tolerance during a negotiation is the product of his working quantity and tolerance percentage. For example, if a trader has a working quantity of 100,000 shares and a tolerance percentage of 20%, his or her tolerance for the negotiation is 20,000 shares.

A trader can change his or her working quantity for an indication prior to a negotiation. When a negotiation starts, the working quantity is no longer updated upon a change in the OMS. A trader cannot change his or her available quantity for an indication through the system.

Crossed proposals

If a trader submits a bid during a negotiation that is higher than the contras offer, or submits an offer during a negotiation that is lower than the contras bid, the system will execute the order at the contras bid or offer price, as applicable.

Active match timer

If a Member is configured for the active match timer, the system will automatically break any match 90 seconds after a trader at the Member goes active if the contra has not taken a positive action on its matching indication during that time period.

After an automated match break, the Member and the contra are blocked from matching with each other on the respective indications for the remainder of the trading day unless one of the following occurs:

* The contra creates an order in the symbol
* The contra requests that Liquidnet reinstate the match and agrees promptly to convert its indication to active if an indication match occurs or create an order if no indication match occurs.

This functionality is only available to Members with PAR above 75%.

Acceptances

A trader can accept a contras proposal by clicking accept or execute, as applicable. A trader also can accept a proposal by submitting the same price as the price of the contras proposal (as long as the traders negotiation quantity is within the contras tolerance).

Accepts after changing quantity

If a trader accepts after changing his or her negotiation quantity, it is treated as an accept if the traders negotiation quantity is still above the contras tolerance, but is treated as a counter-proposal if the traders negotiation quantity is below the contras tolerance.

Imputed price constraint for accept of mid-peg proposal

When a trader accepts a mid-peg proposal:

* If the accepting trader is a buyer, the system imputes a price constraint of 30 basis points above the mid displayed to the trader when the trader clicks accept
* If the accepting trader is a seller, the system imputes a price constraint of 30 basis points below the mid displayed to the trader when the trader clicks accept.

Hard limits on submitting or accepting a negotiation proposal

If a Member has the protect OMS limit configuration enabled, the system does not permit a trader to submit or accept a negotiation proposal that is outside the traders OMS limit. If a Member has the protect match limit configuration enabled, the system does not permit a trader to submit or accept a negotiation proposal that is outside the traders match limit.

LNI refers to the restrictions described in the preceding paragraph as hard limits because a trader cannot override them.

Soft limits on acceptance of a negotiation proposal

Upon request, LNI can configure a trader for any of the following alerts after a trader accepts a negotiation proposal:

* Alert that the execution price is outside the traders OMS limit
* Alert that the execution price is outside the traders match limit
* Alert that the execution price is outside the spread.

These alerts are soft alerts; a trade is not executed unless the trader confirms the acceptance after receipt of the alert and Liquidnets back-end software records the confirmation. These soft alerts do not apply where a hard OMS or match limit applies.

The soft limits are not enabled unless requested by a trader.

The system also provides certain types of alerts prior to a trader accepting a negotiation proposal.

Limit price for mid-peg proposal sent during a negotiation; imputed limit price where trader does not set a limit price

When a Member provides a limit price in its OMS, the system applies that limit price to a mid-peg proposal sent by the Member during a negotiation. If the Member does not provide a limit price in its OMS, the Member can set a limit price for the associated indication through Liquidnet 5 (referred to as a match limit). In that case, the system applies the match limit to a mid-peg proposal sent by the Member during a negotiation. A trader can modify a match limit but not an OMS limit during a negotiation.

If the Member does not set an OMS limit or a match limit for an indication, the system imputes a limit price (as described in this sub-section) for execution of a mid-peg proposal. The constraints described in the preceding sub-section apply to the accepting trader; the imputed limit price described in this sub-section applies to the trader who submits a mid-peg proposal for acceptance by the contra where the system has not received an OMS limit price from the traders OMS or a match limit.

This default limit price restricts a mid-peg proposal from being executed at a price that, in the case of a buy (or sell) proposal, is more than 35 basis points above (or below) the mid-point of the best bid and offer in the market as of the time that the submitter opened the negotiation room. Members can override the default limit price of 35 basis points and set a different limit price through Liquidnet 5 expressed as either of the following:

* Basis points from the mid-price as of the time that the submitter opened the negotiation room; or
* Cents from the best offer in the market (in the case of a buy order) or cents from the best bid in the market (in the case of a sell order) as of the time that the submitter opened the negotiation room.

In all cases, the minimum price increment for US equities applies, such that if the imputed limit price above is not equal to a permitted increment, the imputed limit price is adjusted to the following:

* In the case of a buy limit price, the lowest permitted price increment above that limit price, and
* In the case of a sell limit price, the highest permitted price increment below that price constraint.

A trader can modify a default limit price on an order-by-order basis, subject to complying with the price increment requirements for US equities.

Execution quantity

When an acceptance is effective in accordance with the preceding section, a trade is executed for the lesser of the two parties negotiation quantities, except that all negotiations are subject to a minimum execution quantity equal to the minimum negotiated execution size set forth above. However, in the case of a continuing negotiation after a partial execution, the minimum negotiated execution size will be the lesser of (i) the minimum negotiated execution size set forth above, and (ii) the remaining unexecuted quantity of the side with the lower remaining unexecuted quantity.

Closing price proposals

After the close of the regular session of trading in the primary market, the only type of proposal that can be submitted during a negotiation is a closing price proposal.

Continuing negotiations

After a trade is executed, the participants can continue to negotiate and execute trades with respect to the same security as long as they each have a remaining working quantity, even if one traders remaining quantity is below the contras minimum tolerance quantity.

In a continuing negotiation, either party can submit a proposal.

In a continuing negotiation, the negotiation quantity for each trader defaults to the lesser of the traders negotiation quantity at the time of execution and the traders current working quantity.

In a continuing negotiation, if the two traders submit proposals at the same price and within each others tolerances, and prior to either trader receiving the other traders proposal, the second proposal received by the Liquidnet back-end software will be treated as an accept.

D. Negotiations involving the LPC

LPC or manual contra can commence a negotiation

A negotiation can be commenced by the LPC (if the manual contra is active) or by the manual contra.

Negotiation commenced by the LPC

If the manual contra is active, the LPC can send a mid-peg proposal to the manual contra. In response, the manual contra has the same options as it does upon receipt of a mid-peg proposal from another manual contra (as described above with respect to manual negotiations).

Negotiation commenced by the manual contra

The manual contra can send an invitation to the LPC, either as a mid-peg proposal or a priced proposal.

* If the manual contra sends a mid-peg proposal, the LPC can enter into the negotiation room and accept on behalf of the participant that transmitted the parent order (subject to the execution price being within the price constraints of the manual contra and the LPC).

* If the manual contra sends a priced proposal:

** If the proposal is at or better than the mid (from the perspective of the LPC), the LPC can enter into the negotiation room and accept on behalf of the participant that transmitted the parent order.

** If the proposal is worse than the mid (from the perspective of the LPC), the LPC can enter into the negotiation room and respond to the manual contra with a mid-peg proposal. In response to the LPCs mid-peg proposal, the manual contra has the same options as it does upon receipt of a mid-peg proposal from another manual contra (as described above with respect to manual negotiations).

Automated negotiation instruction

Members notified of a match can provide an automated negotiation instruction. With this instruction, the LPC can negotiate on behalf of the Member. In addition, the Members order can interact in the H2O ATS against other Member and customer orders but not against orders from liquidity partners in the H2O ATS, unless the participant requests this configuration. A Member providing an automated negotiation instruction can designate an expiration time or condition through Liquidnet 5. For additional detail, see the section above titled Automated negotiation orders.

Additional detail on auto-negotiation

If the manual contra is active, the LPC can send a mid-peg proposal to the manual contra. In certain scenarios, after a failed attempt, the system will stop sending invites to the manual contra. Failed attempts could result from the manual contra declining or missing the invite or the limit on the LPC-eligible order going out of market before the manual contra responds to the invite. A Member can request a configuration whereby the Member would continue to receive invites until the Member declines the invite or exits the negotiation.

Ability of RMs to reset the auto-negotiation functionality

Through an internal sales support tool, an RM can reset the auto-negotiation functionality, which results in the system sending an additional invite to the manual contra, provided that the manual contra is still active, the LPC-eligible order is still within the parameters (limit and quantity) to send an invite, and one of the following sets of conditions has occurred:

* The LPC and the manual contra are matched, both sides are active, and there was a partial execution between the two sides more than 30 seconds prior
* The LPC and the manual contra are matched, both sides are active, the RM is aware that the manual contra was off the desk earlier, and the RM subsequently becomes aware that the manual contra has returned to the desk
* The LPC and the manual contra are matched, both sides are active, a previous negotiation failed because the mid-price moved away from the manual contras limit, and the price has now moved back within the manual contras limit
* The LPC and the manual contra are matched, both sides are active, and a technical issue arose that prevented the negotiation from completing.

An RM has no ability to modify the parameters of an LPC-eligible order.

E. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the Negotiation ATS will only execute short-sale orders at the mid-price or higher.

F. Locked and crossed markets

The Negotiation ATS will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). The Negotiation ATS can execute orders if the market is locked.

G. Trade errors

If, as a result of an error, both sides to a trade in the Negotiation ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the Negotiation ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the Negotiation ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the Liquidnet ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the Liquidnet ATSs.

ATS-N Part 3, ITM

The response below is part of the response to Item 11.c. of Part III. The response below is included as part of this attachment as a result of character limits for the Form ATS-N.

A traders tolerance on an indication equals the lowest of the following three quantities:

* *Working quantity tolerance.* The traders working quantity on the indication multiplied by the traders working quantity tolerance percentage.
* *ADV tolerance percentage.* The ADV of the stock multiplied by the traders ADV tolerance percentage.
* *Default maximum tolerance.* The default maximum tolerance for US equities, which is the minimum negotiated execution size~~35,000 shares~~.

As of the date that LNI changes the default maximum tolerance from 35,000 shares to the minimum negotiated execution size:

* LNI will set the minimum negotiated execution size as the default maximum tolerance for any trader that had a default maximum tolerance of 35,000 shares immediately prior to the effective date of this filing.
* LNI will not change the pre-existing default maximum tolerance for any trader that had a default maximum tolerance above 35,000 shares immediately prior to the effective date of this filing.

Working quantity and ADV tolerance percentages

Through Liquidnet 5, a trader can adjust his or her default working quantity tolerance percentage or default ADV tolerance percentage, or each of them, to a percentage, ranging from 1% to 25%. The default tolerance percentages apply to all of a traders indications, unless the trader overrides the defaults for a specific indication (as described below). For new Members, LNI sets the default working quantity and ADV tolerances at 3% for each trader.

A trader can also request that LNI disable ADV tolerance, in which case ADV tolerance would not apply to the traders indications.

Maximum tolerance

Members have the following options with respect to maximum tolerance:

* A Member can determine whether the maximum tolerance should be applied.
* If a Member determines that the maximum tolerance should be applied, the Member can choose to keep the default maximum tolerance set by LNI, or the Member can choose to increase or decrease the maximum tolerance.
* If the Member wants to change the default maximum tolerance, the Member can choose to set the maximum tolerance based on number of shares or based on principal value.

If a trader is set to the default maximum tolerance, this is the equivalent of not applying any tolerance other than the minimum negotiated execution size.

Adjusting tolerance for an indication

A trader can adjust his or her tolerance for an indication through Liquidnet 5 by taking any of the following actions for the indication:

* Adjusting the tolerance share number
* Adjusting the tolerance principal value
* Adjusting the working quantity tolerance percentage
* Adjusting the ADV tolerance percentage.

If the trader adjusts any of these parameters, the system will use that parameter as the traders tolerance, except that the tolerance cannot exceed 25% of the traders working quantity on the indication or 25% of ADV (unless the trader has disabled ADV tolerance for all indications). If a trader adjusts a parameter and the adjustment does not cause the traders adjusted tolerance value to exceed 25% of working quantity (and 25% of ADV, where applicable), and a subsequent execution or other event causes the adjusted tolerance value to exceed 25% of the traders working quantity, the system will compute the traders tolerance based on his working quantity (and, where applicable ADV) tolerance percentages that were in place prior to the tolerance adjustment.

Examples of how tolerance works

The following scenarios illustrate how the rules above apply for an indication.

Scenario 1

* Member A has set a working quantity percentage of 10% and an ADV percentage of 10%.
* Trader A works for Member A and does not override the percentages set by his firm.
* Trader A has an indication for 800,000 shares in a US equity.
* The ADV in the stock is 700,000 shares.
* Member A has instructed Liquidnet not to apply a maximum tolerance for US equities.

* Result: Trader A will only be matched with a contra if the contra has a working quantity of 70,000 shares:

** Working quantity (800,000 shares) x working quantity percentage (10%) = 80,000 shares

** ADV (700,000 shares) x ADV percentage (10%) = 70,000 shares

** Lesser of working quantity tolerance (80,000 shares) and ADV tolerance (70,000 shares) = 70,000 shares.

Scenario 2

* Same as Scenario 1, except that Member A applies the default maximum tolerance for ~~US equities~~stock ABC, which is ~~3~~5,000 shares.

* Result: Trader A will only be matched with a contra if the contra has a working quantity of ~~3~~5,000 shares:

** Working quantity (800,000 shares) x working quantity percentage (10%) = 80,000 shares

** ADV (700,000 shares) x ADV percentage (10%) = 70,000 shares

** Maximum tolerance of ~~3~~5,000 shares

** Least of working quantity tolerance (80,000 shares), ADV tolerance (70,000 shares) and maximum tolerance (~~3~~5,000 shares) = ~~3~~5,000 shares.

Scenario 3

* Same as Scenario 1, except that Trader A has disabled ADV tolerance through Liquidnet 5.

* Result: Trader A will only be matched with a contra if the contra has a working quantity of 80,000 shares:

** Working quantity (800,000 shares) x working quantity percentage (10%) = 80,000 shares

** ADV tolerance - not applicable

** Maximum tolerance - not applicable.

Scenario 4

* Same as Scenario 2, except that Trader A has set a maximum tolerance of 35,000 shares and uses the desktop application to decrease his or her share tolerance from 35,000 to 30,000 shares.

* Result: Trader A will only be matched with a contra if the contra has a working quantity of 30,000 shares. Trader As change overrides the other tolerance parameters.

Scenario 5

* Same as Scenario 2, except that Trader A uses the desktop application to increase his or her share tolerance from ~~3~~5,000 to 200,000 shares.

* Result: The system will only allow Trader A to increase his or her tolerance to 175,000 shares.

** Working quantity (800,000 shares) x maximum working quantity percentage (25%) = 200,000 shares
** ADV tolerance (700,000 shares) x maximum ADV tolerance percentage (25%) = 175,000 shares
** Maximum tolerance - overridden.
** Lesser of working quantity tolerance (200,000 shares) and ADV tolerance (175,000 shares) = 175,000 shares.

Minimum match quantity requirement

In all cases, a match only occurs if each side meets the minimum negotiated execution quantity, as set forth above. The minimum negotiated execution quantity and the minimum match quantity are equal.

Adjusting tolerance during a match

A trader can decrease, but cannot increase, his or her tolerance during a match.

Tolerance after an initial trade is executed

After an initial trade is executed on an indication, if the trader has any residual amount left to trade on that indication, tolerance for the indication will vary depending on which of the following configurations, applicable to all contras, is implemented for the Member:

* The traders tolerance will be reset to the minimum match quantity for US equities, as set forth above
* The traders original tolerance settings will continue to apply.

A Member can change this configuration at any time upon notice to Liquidnet.

Matching on placed orders

Member firms that meet certain criteria may be configured to match with other LNI contras based on a quantity that includes shares already placed at other trading venues. LNI monitors Members with this configuration for usage in alignment with Member community protocols.

A Member with this configuration must manually update its OMS to free up shares placed at the other trading venues before submitting or accepting a bid or offer in a Liquidnet negotiation or creating a Member order.

Members that are configured to match on placed orders can set filters so they do not match when they have executed a specified percentage of the parent OMS order away from

Liquidnet that day and the remaining quantity on the order is below a specified percentage of the 30-day historical ADV for the stock.

Part III, Item 14.a.

Liquidnet Transparency Controls

Members and buy-side customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. These elections apply to all parent orders that can otherwise interact with Liquidnet Capital Markets customers. Liquidnet Capital Markets customers cannot make elections through Liquidnet Transparency Controls.

~~Specifically, Members and buy-side customers can choose whether or not to interact with any or all of the following categories of Liquidnet Capital Markets (LCM) customers:~~

~~* Public companies~~
~~* Private equity~~
~~* Venture capital~~
~~* Individual and corporate control persons of public-issuer stock (directors, officers, employees and corporations with controlling interests).~~Specifically, Members and customers can choose whether or not to interact with any or all of the following:

* Orders from LPs (IOC or resting)
* Orders from Liquidnet Capital Markets (LCM) customers.

Liquidnet Capital Markets (LCM) customers consist of the following:

* Public companies
* Private equity
* Venture capital
* Individual and corporate control persons of public-issuer stock (directors, officers, employees and corporations with controlling interests).

LCM customers are a sub-category of customers.

By default, Members interact with liquidity from LCM customers. Members and customers can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity.

Changes to Transparency Controls

The information in this Form ATS-N filing reflects changes to Liquidnet Transparency Controls that LNI expects to implement within 30 days after the effective date of this Form

ATS-N filing. LNI will provide advance notice to all participants of the effective date for these changes.

The following is a description of how the changes to Liquidnet Transparency Controls relating to sources of liquidity impact Members and customers that made elections through Liquidnet Transparency Controls prior to the date of the planned changes:

* Existing Members and customers will be defaulted to interacting with liquidity from LCM customers if they are currently opted-in to interacting with all categories of LCM customers.

Sources of liquidity for which an election is not available

All Members and customers interact with the following sources of liquidity and cannot choose whether or not to interact with these sources of liquidity:

* Indications and orders from other Members
* Orders from buy-side trading desk customers
* Orders from trading desk customers that are transition managers
* Orders from automated routing customers.

Process for Members and customers to confirm and update their elections

Liquidnet maintains for each Member and customer a record of each source of liquidity with which the Member or customer interacts. Through the Liquidnet Transparency Controls web-based system, Members and eligible customers can view and update the sources of liquidity with which they interact. Any changes input through Liquidnet Transparency Controls are implemented within twenty-four hours. A Member or customer also can update its Liquidnet Transparency Controls elections by contacting its sales or trading coverage.

Symbol blocks

At the request of a Member, LNI can block the Member from matching on a specific symbol with a specific contra based on a negative trading experience with the contra in that symbol. It is LNIs policy to comply with the Members request. LNI automatically removes any symbol block at the end of the fifth trading day after the date on which the symbol block was first instituted.

Matches and executions against the same or an affiliated participant

The Negotiation ATS does not permit two indications or orders with the same participant identifier to match or execute against each other. A participant can instruct the Negotiation ATS to block crossing between affiliated participant identifiers, as notified by the participant.